Exhibit 99.1

Aurora Cannabis Inc. Announces Filing and Mailing of the Management Information Circular in Connection with the Annual General and Special Meeting of Shareholders

•	Your vote is important no matter how many shares you own. Please vote today.
•	Shareholders who have questions or need assistance with voting their shares should contact Aurora's strategic advisor and proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 or by email at assistance@laurelhill.com.

EDMONTON, AB, July 9, 2025 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), a leading Canada-based global medical cannabis company, is pleased to announce that the management information circular (the "Circular") for the upcoming annual general and special meeting of shareholders is now available on the Company's website at www.auroramj.com/investors/corporate-governance as well as under its profile on SEDAR+ (www.sedarplus.ca). The mailing of the Circular and related materials for the Meeting to shareholders as of the record date on June 16, 2025, has been completed.

As you take the time to review the Circular, we encourage you to click here or visit the investor section of our website (AuroraMJ.com) to take a moment to watch a brief message from Miguel Martin, CEO and Simona King, CFO, as they reflect on fiscal 2025 and the future for Aurora.

Shareholder Meeting Details

The Meeting will be held virtually on Friday, August 8, 2025, at 1:00 p.m. (Eastern time) / 11:00 a.m. (Mountain Time) and will be conducted via live webcast at: https://meetnow.global/M7DZCY2. The virtual meeting format allows shareholders and duly appointed proxyholders to have an equal opportunity to participate regardless of geographic location or ownership. Meeting details, including instructions on how to vote, can be found within the Circular.

Shareholders are encouraged to read the Circular and vote your shares as soon as possible. The deadline for voting your shares is at 1:00 p.m. (Eastern time) on Wednesday August 6, 2025.

Aurora's board of directors recommends that shareholders vote FOR all the director nominees and meeting resolutions.

YOUR VOTE IS IMPORTANT. VOTE YOUR SHARES FOR AURORA'S DIRECTOR NOMINEES AND MEETING RESOLUTIONS AS SOON AS POSSIBLE

Shareholder Questions & Voting Assistance

Shareholders who have any questions or require assistance with voting may contact the Aurora's proxy solicitation agent and shareholder communications advisor:

Laurel Hill Advisory Group
Toll Free: 1-877-452-7184 (for shareholders in North America)
International: +1 416-304-0211 (for shareholders outside Canada and the US)
By Email: assistance@laurelhill.com

About Aurora

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and New Zealand. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co, as well as international brands, Pedanios, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Meeting.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States; the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 17, 2025  (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

CO: Aurora Cannabis Inc.

CNW 07:30e 09-JUL-25